

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 11, 2009

Mr. Rodney Lozinski
Chief Executive Officer
1909 Dufferin Avenue
Saskatoon, Saskatchewan
Canada, S7J 1B6

> **Re:** **Dravco Mining, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 19, 2009**
> **File No. 0-50664**

Dear Mr. Lozinski:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief